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03022356

FILE NO. 82-4861

April 17, 2003

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation (File No. 82-4861)

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Publication of Changes of Corporate Organization and Officers (dated March 14, 2003) (English excerpt translation)
- Notice of Dissolution of Subsidiary of the Company (dated March 14, 2003) (English excerpt translation)
- Notice of the incurrence of special loss and adjustments to the forecasts of business results for the year ending March 31, 2003 (dated March 14, 2003) (English translation)
- Notice of the adjustment to the forecast of business results of the Company's subsidiary (MegaFusion Corporation) for the year ending March 31, 2003 (dated March 14, 2003) (English translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

FILE NO. 82-4861

(Excerpt Translation)

March 14, 2003

MegaChips Corporation
Shigeki Matsuoka
President and Representative Director
(Code No. 6875, The First Section of the Tokyo Stock Exchange)
Person to contact:
Tetsuo Hikawa
Director and Executive Officer,
responsible for Corporate Planning
(TEL 06-6399-2884)

Publication of Changes of Corporate Organization and Officers

It is hereby publicized that MegaChips Corporation (the "Company"), taking into consideration the economic conditions surrounding the Company and the unfavorable movement of performance, has determined to adopt a system establishing clear lines of responsibility, assign functions of business execution and improve operating efficiencies with the aim of expanding business and revenues by swiftly solving problems facing management, and will make changes of its corporate organization and officers as of April 1, 2003, as described below:

Description

1. Summary of the organizational change:

The operating divisions currently comprised of "LSI Business", "Industrial System Business", "Rich Media Communication System Business", "Software Development" and "Sales & Marketing" will be reorganized into two units, "LSI Business Unit" and "System Business Unit". (Please see attached organization chart)

2. Summary of the change of officers:

In accordance with the said organizational change, the Company will make changes of its officers as listed below:

New Title	Name	Previous Title
Managing Director and Executive Officer, responsible for LSI Business Unit	Yukihiro Ukai	Managing Director and Executive Officer, responsible for LSI Business and Rich Media Communication System Business
Director and Executive Officer, in charge of LSI Business Unit, Sales & Marketing	Yoshimasa Hayashi	Director and Executive Officer, responsible for Sales & Marketing
Executive Officer, in charge of LSI Business Unit, LSI Development	Tetsuo Furuichi	Executive Officer, in charge of LSI Business
Executive Officer, responsible for System Business Unit and in charge of System Business Unit, Sales & Marketing	Akira Takata	Executive Officer, responsible for Industrial System Business
Executive Officer, in charge of System Business Unit, System Development and responsible for Product Control	Tetsuji Kajitani	Executive Officer, in charge of Industrial System Business, Priority Business Development and responsible for Product Control

3. Reasons for the changes of corporate organization and officers:

(translation omitted)

- End -

(Excerpt translation)

March 14, 2003

MegaChips Corporation

Shigeki Matsuoka
President and Representative Director

(Code No. 6875, The First Section of the Tokyo Stock Exchange)

Person in charge: Tetsuo Hikawa
Director and Executive Officer,
responsible for Corporate Planning
(TEL 06-6399-2884)

Notice of Dissolution of Subsidiary of the Company

Notice is hereby given that MegaChips Corporation (the "Company") has resolved that it will dissolve a subsidiary of the Company in the United States, Digital Image, Inc. (consolidated subsidiary), as described below:

Description

(Translation omitted)

FILE No. 82-4861

(Translation)

March 14, 2003

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director and Executive Officer, responsible for Corporate Planning
(TEL 06-6399-2884)

Notice of the incurrence of special loss and adjustments to the forecasts of business results for the year ending March 31, 2003

MegaChips Corporation (the "Company") is expected to incur a special loss for the year ending March 31, 2003 (from April 1, 2002 to March 31, 2003). Hence, notice is hereby given of the summary thereof and simultaneously, in consideration of the unfavorable movement of performance for the current year, the forecasts of consolidated and non-consolidated business results, as given at the time of publication of the interim financial statements on November 20, 2002, are adjusted as described below:

Description

1. Incurrence of special loss:

(1) Items of special loss:

Items of special loss to be accounted for in the second period of the current year:

Items of the consolidated special loss: (million yen)

Depreciation of software	695
Loss from disposition of system products	103
Loss from liquidation of projects	478
Valuation loss of capital stocks of subsidiaries	83
Total	1,359

Items of the non-consolidated special loss: (million yen)

Depreciation of software	539
Loss from disposition of system products	103
Loss from liquidation of projects	478
Valuation loss of capital stocks of subsidiaries	83
Total	1,203

(2) Reasons for the incurrence of special loss:

- Depreciation of software

Software for sale on the market has been included in intangible fixed assets. However, the Company has determined to amortize such assets as it is considered difficult to realize profits from such assets in a short period of time.

- Loss from disposition of system products

As a result of model changes and updated versions of products, the Company has determined to dispose of the molds, materials and inventories of old models.

- Loss from liquidation of projects

The Company has reviewed and sorted development themes for the purpose of concentration on and selection of development themes in its system business. Consequently, the Company has determined to abandon some themes and write off expenses therefor in progress in a lump.

- Valuation loss of capital stocks of subsidiaries

Digital Image, Inc., a subsidiary of the Company in the United States, has run in the red since its incorporation. As it is considered difficult to improve its earnings in a short period of time in the future, the Company has determined to dissolve the subsidiary and accordingly, report a valuation loss of capital stocks of subsidiaries.

2. Adjustments to the forecasts of business results for the whole year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

Consolidated business results for the whole year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

(million yen)

	Sales	Ordinary profit	Profit for the year
Previous forecast (A) (publicized on November 20, 2002)	34,000	3,240	1,690
Adjusted forecast (B)	28,900	1,710	170
Amount of increase or decrease (B-A)	(-) 5,100	(-) 1,530	(-) 1,520
Rate of increase or decrease (%)	(-) 15.0%	(-) 47.2%	(-) 89.9%
(For reference) Previous results (for the year ended March 31, 2002)	36,898	2,829	1,647

Non-consolidated business results for the whole year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

(million yen)

	Sales	Ordinary profit	Profit for the year
Previous forecast (A) (publicized on November 20, 2002)	31,500	2,800	1,500
Adjusted forecast (B)	27,000	1,960	400
Amount of increase or decrease (B-A)	(-) 4,500	(-) 840	(-) 1,100
Rate of increase or decrease	(-) 14.3%	(-) 30.0%	(-) 73.3%
(For reference) Previous results (for the year ended March 31, 2002)	34,649	2,728	1,339

3. Reasons for the adjustments for the whole year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

In the electronic machinery and equipment industry in which the Company belongs, there were some signs of improvement in earnings during the first half of the current year. In the second half of the current year, the business environments both in the United States and Europe and in Japan have been expected to remain difficult. However, the business conditions surrounding the Company have proved severer than forecasted. Consequently, the Company is forced to make adjustments to the forecasts of business results by giving regard to its recent performance.

[LSI business]

With regard to customer-specific LSIs (ASIC), sales of both LSIs for game consoles and peripherals and LSIs for storing game software (custom mask ROMs) are expected to be lower than the forecasts of the Company.

With regard to application-specific LSIs (ASSP), sales of system LSIs for use in digital still cameras and audio-visual equipment, as well as LSIs for processing images, sounds and communications for use in 3G cellular phones, which have begun to be shipped in large quantities during the current year, have increased steadily. Consequently, sales of application-specific LSIs (ASSP) are expected to reach the forecast of the Company.

As a result, sales in the LSI business are expected to amount to ¥25,400 million (a 12.4% decrease from the previous forecast), due to miscalculated sales of customer-specific LSIs (ASIC).

[System business]

With regard to the industrial system business, sales in the applied fields of image recording and transmitting systems for industrial use are expected to be much lower than the forecast of the Company as demand for equipment related with corporate investment in machinery and equipment remains weaker than forecasted and the launch of new products by the Company has been delayed.

With regard to the consumer system business, the Company launched new products, such as network cameras and rich media communication terminals, and has begun shipment of products for certain companies and OEM products. However, it will take more time than originally forecasted to expand the uses thereof on a full-fledged basis. Consequently, sales in the consumer system business are expected to be lower than the forecast of the Company.

With regard to other systems, which are promoted by MegaFusion Corporation, among other group companies, efforts have been focused on the marketing of rich media services through plan presentations and demand development. However, sales are expected to be lower than the forecast of the Company as it has taken longer for clients to use services on a full-fledged basis after the introduction thereof on a trial basis. Sales in the audio authoring business also are expected to be lower than the forecast of the Company due to the atmosphere of the market, such as stagnation in the PC-related industry and declining trends in the music-related industry.

Thus, sales in all divisions of the system business are expected to be lower than the forecasts of the Company, accounting for ¥3,500 million (a 30.0% decrease from the previous forecast).

Consequently, as sales are expected to decrease, ordinary profit is expected to decrease. Additionally, due to the recording of a special loss as described above to implement measures to rehabilitate the system business, profit for the year is expected to decrease substantially. Management should like to deeply apologize for the results to the shareholders and other related parties.

The Company intends to further leverage the LSI business. With regard to the system business, the Company will, in close cooperation with MegaFusion Corporation, exert its group-wide efforts to materialize much more efficient operations of the business, whereby improving business performance.

As a year-end dividend for the current year, the Company intends to pay an annual dividend of ¥10 per share as usual though sales and profits are expected to decrease substantially.

- END -

FILE No. 82-4861

(Translation)

March 14, 2003

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director and Executive Officer, responsible for Corporate Planning
(TEL 06-6399-2884)

Notice of the adjustment to the forecast of business results of the Company's subsidiary (MegaFusion Corporation) for the year ending March 31, 2003

Notice is hereby given that in consideration of the recent business climate, the forecasts of business results and year-end dividend of MegaFusion Corporation, a subsidiary of MegaChips Corporation (the "Company"), for the year ending March 31, 2003 (from April 1, 2002 to March 31, 2003), as given at the time of publication of its interim financial statements on November 20, 2002, are adjusted as described in the document attached herewith.

- END -

JASDAQ

(Excerpt translation)

March 14, 2003

Name of the Company:	MegaFusion Corporation
Representative:	Akihiro Shindo President and Representative Director
(Code No. 4294)	
Person to contact:	Masayuki Fujii Executive Officer and General Manager of Corporate Planning (TEL 03-3512-5080)

Notice of the incurrence of special loss and adjustments to the forecasts of business results and year-end dividend

MegaFusion Corporation (the "Company") is expected to incur a special loss as described below. Hence, notice is hereby given of the summary thereof and simultaneously, in consideration of the recent unfavorable movement of performance, the forecasts of business results and year-end dividend for the year ending March 31, 2003 (from April 1, 2002 to March 31, 2003), as given at the time of publication of the interim financial statements on November 20, 2002, are adjusted as described below:

Description

1. Incurrence of special loss and the particulars thereof:

(1) Reason for the incurrence of special loss:

Software has been included in intangible fixed assets. However, based on its projections of earnings from such assets in the future, the Company has determined to amortize part of such assets as are considered difficult to realize profits.

(2) Items of special loss:

	(million yen)
Software to be amortized	105
Expense of hiring such assets to be amortized	51
Total	156

2. Adjustment to the forecast of business results for the current year:

Business results for the year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

(million yen)

	Sales	Ordinary profit	Profit for the year
Previous forecast (A)	5,000	470	220
Adjusted forecast (B)	3,616	(-) 175	(-) 340
Amount of increase or decrease (B-A)	(-) 1,384	(-) 645	(-) 560
Rate of increase or decrease (%)	(-) 27.7%	(-) 137.2%	(-) 254.6%
(For reference) Previous results (for the year ended March 31, 2002)	4,700	254	142

3. Reason for the adjustment:

(Translation omitted)

4. Adjustment to the forecast of dividends for the year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

	Interim dividend per share	Year-end dividend per share	Whole-year dividend per share
Previous forecast (publicized on May 16, 2002)	¥0.00	¥2,000.00	¥2,000.00
Adjusted forecast	¥0.00	¥0.00	¥0.00

5. Reason for the adjustment:

(Translation omitted)

- END -